SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 17, 2010	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS

Hsinchu, Taiwan, March 17, 2010 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2009. All U.S. dollar figures in this release are based on the exchange rate of NT$31.95 against US$1.00 as of December 31, 2009.

Net revenue on a US GAAP basis for the fourth quarter of 2009 was NT$3,589.8 million or US$112.4 million, an increase of 17.6% from NT$3,052.6 million or US$95.5 million for the same period in 2008 and an increase of 7.2% from NT$3,347.1 million or US$104.8 million in the third quarter of 2009.

Net loss on a US GAAP basis for the fourth quarter of 2009 was NT$282.6 million or US$8.8 million, and NT$3.63 or US$0.11 per basic common share. Net loss under US GAAP includes non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$50.7 million or US$1.6 million and amortization of discount on convertible notes of NT$13.4 million or US$0.4 million for the fourth quarter of 2009. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net loss for the fourth quarter of 2009 was NT$319.9 million or US$10.0 million, and NT$4.11 or US$0.13 per basic common share.

Under US GAAP, net revenue for the fiscal year ended December 31, 2009 was NT$12,150.3 million or US$380.3 million, a decrease of 28.6% from NT$17,010.2 million or US$532.4 million for the fiscal year ended December 31, 2008. Under US GAAP, net loss for the fiscal year ended December 31, 2009 was NT$4,550.3 million or US$142.4 million, and NT$57.50 or US$1.80 per basic common share. Net loss for the fiscal year ended December 31, 2009 under US GAAP includes non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$50.7 million or US$1.6 million and amortization of discount on convertible notes of NT$92.3 million or US$2.9 million. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net loss for the fiscal year ended December 31, 2009 was NT$4,508.7 million or US$141.1 million, and NT$56.97 or US$1.78 per basic common share.

The unaudited consolidated financial results of ChipMOS for the fourth quarter ended December 31, 2009 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “In the past year, we are proud of the numerous steps taken to improve our financial strength and business structure. By working with major creditors and investors we are moving forward in a much better position with the stronger footing needed for long-term success. We have also made impressive progress in diversifying our customer base and revenue mix. As a result, we ended 2009 on a positive note, with 4Q09 revenue increasing 7.2% compared to 3Q09 and increasing 17.6% compared to 4Q08. Growth was led by our DRAM business, which was up around 37% in 4Q09 compared to the also strong 3Q09. Demand came from both commodity and niche markets. Weakness in our LCD driver business from September continued into November due to a channel inventory adjustment. In December, we started to see indications of a recovery in LCD driver market demand, reflecting a capacity shortage and ASP recovery. Revenue in both our flash and mixed-signal businesses was down about 4% and 5% respectively in 4Q09 compared to 3Q09.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “CapEx for the full year 2009 was US$108.9 million. The breakdown of CapEx for the fourth quarter was 3% for assembly, 96% for testing and 1% for LCD driver IC capacities. Of the US$108.9 million in CapEx, US$84.5 million occurred in the fourth quarter 2009. Of the US$84.5 million, US$73.8 million in CapEx was recognized under the revised lease program as disclosed on Nov 9, 2009. The US$73.8 million of CapEx was not, however, an immediate cash outflow in the fourth quarter. Rather, the payment will be spread out from Q4 2009 to Q4 2013. We expect to see the benefit in 2010 of the considerable financial restructuring we accomplished in 2009. Adding to our confidence is our healthy balance sheet and improving business conditions.”

Selected Operation Data

	4Q09		3Q09		FY09
Revenue by segment
Testing		40%		35%		42%
Assembly		40%		39%		36%
LCD Driver		20%		26%		22%

Utilization by segment
Testing		58%		47%		45%
Assembly		83%		81%		64%
LCD Driver		50%		67%		50%
Overall		66%		66%		53%

CapEx	US$	84.5 million	US$	14.4 million	US$	108.9 million
Testing		96%		84%		91%
Assembly		3%		14%		7%
LCD Driver		1%		2%		2%

Depreciation and amortization expenses (US GAAP)	US$	50.7 million	US$	50.9 million	US$	206.4 million

First Quarter 2010 Outlook

Mr. Cheng continued, “While 2009 was clearly a challenging year for ChipMOS, we turned many of the negatives into positives. We expect to benefit from our customer and revenue mix diversification, combined with the more favorable broader market environment. We also expect to further strengthen our balance sheet given our improving business and progress in collecting on prior customer receivables. Given our more positive outlook, we recently announced a strategic transaction with SPIL to acquire its LCD driver assembly and test, and DRAM test production lines. This is another positive move for us in the face of the ongoing LCD backend capacity shortage that will add capacity at a minimum cost. Overall, considering customer forecasts and the market environment, we currently expect that first quarter revenue will be flat to having growth in the single digit percentage, as compared to the fourth quarter 2009. Finally, we currently expect gross margin on a consolidated basis for the first quarter of 2010 to be in the range of approximately -7% to -11%. The improvement in gross margin compared to Q4 is primarily due to the decreased equipment rental fee under the revised lease program as we announced on November 9, 2009.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed fourth quarter 2009 results on Wednesday, March 17, 2010 at 7:00PM ET (7:00AM, March 18, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 344758.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months and the Year Ended December 31, 2009, 2008

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended		Year ended		3 months ended	Year ended
	Dec. 31, 2009 (Unaudited)	Dec. 31, 2008 (Unaudited)	Dec. 31, 2009 (Unaudited)	Dec. 31, 2008 (Audited)	Dec. 31, 2009 (Unaudited)	Dec. 31, 2009 (Unaudited)
	USD	USD	USD	USD	USD	USD

Net Revenue	112.4	95.5	380.3	532.4	112.4	380.3
Cost of Revenue	127.6	120.5	490.2	531.1	127.3	491.1

Gross Profit (Loss)	(15.2)	(25.0)	(109.9)	1.3	(14.9)	(110.8)

Other Operating Income	—	—	—	—	(0.6)	3.0
Operating Expenses
Research and Development	3.1	3.5	11.7	13.6	3.1	11.7
Sales and Marketing	(2.4)	72.1	17.6	74.0	(2.4)	17.6
General and Administrative	5.2	5.5	20.6	27.7	5.6	22.4
Other Operating Expenses	—	—	—	—	1.3	2.3

Total Operating Expenses	5.9	81.1	49.9	115.3	7.6	54.0

Income (Loss) from Operations	(21.1)	(106.1)	(159.8)	(114.0)	(23.1)	(161.8)

Non-Operating Income (Expenses), Net	8.5	(82.2)	3.7	(102.9)	10.1	0.1

Income (Loss) before Income Tax	(12.6)	(188.3)	(156.1)	(216.9)	(13.0)	(161.7)

Income Tax Benefit (Expense)	3.2	7.9	13.1	(3.8)	4.0	14.2

Net Income (Loss)	(9.4)	(180.4)	(143.0)	(220.7)	(9.0)	(147.5)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(0.1)	4.6	4.7	4.5	0.2	5.1

Interest in Bonuses Paid by Subsidiaries	—	—	—	(11.4)	—	—

Net Income (Loss) Attributable to ChipMOS	(9.5)	(175.8)	(138.3)	(227.6)	(8.8)	(142.4)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.12)	(2.09)	(1.75)	(2.71)	(0.11)	(1.80)

Shares Outstanding (in thousands)-Basic	77,885	83,964	79,137	83,894	77,885	79,137

Net Income (Loss) Attributable to ChipMOS -Diluted	(31.3)	(175.8)	(160.3)	(227.6)	(30.4)	(153.7)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.33)	(2.09)	(1.80)	(2.71)	(0.32)	(1.85)

Shares Outstanding (in thousands)-Diluted	94,866	83,964	89,015	83,894	94,866	82,996

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$31.95 against US$1.00 as of Dec. 31, 2009. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months and the Year Ended December 31, 2009, 2008

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended		Year ended		3 months ended	Year ended
	Dec. 31, 2009 (Unaudited)	Dec. 31, 2008 (Unaudited)	Dec. 31, 2009 (Unaudited)	Dec. 31, 2008 (Audited)	Dec. 31, 2009 (Unaudited)	Dec. 31, 2009 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD

Net Revenue	3,589.8	3,052.6	12,150.3	17,010.2	3,589.8	12,150.3
Cost of Revenue	4,076.1	3,851.1	15,661.5	16,969.9	4,065.9	15,691.0

Gross Profit (Loss)	(486.3)	(798.5)	(3,511.2)	40.3	(476.1)	(3,540.7)

Other Operating Income	—	—	—	—	(21.0)	97.2
Operating Expenses
Research and Development	100.6	112.1	375.3	435.6	100.6	375.3
Sales and Marketing	(78.2)	2,302.2	561.2	2,362.7	(78.2)	561.2
General and Administrative	166.6	174.5	657.8	885.6	179.8	716.7
Other Operating Expenses	—	—	—	—	40.1	73.3

Total Operating Expenses	189.0	2,588.8	1,594.3	3,683.9	242.3	1,726.5

Income (Loss) from Operations	(675.3)	(3,387.3)	(5,105.5)	(3,643.6)	(739.4)	(5,170.0)

Non-Operating Income (Expenses), Net	272.3	(2,626.4)	116.7	(3,286.8)	323.2	2.2

Income (Loss) before Income Tax	(403.0)	(6,013.7)	(4,988.8)	(6,930.4)	(416.2)	(5,167.8)

Income Tax Benefit (Expense)	102.9	251.7	420.7	(120.8)	127.3	453.2

Net Income (Loss)	(300.1)	(5,762.0)	(4,568.1)	(7,051.2)	(288.9)	(4,714.6)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(3.0)	146.5	149.4	143.3	6.3	164.3

Interest in Bonuses Paid by Subsidiaries	—	—	—	(362.4)	—	—

Net Income (Loss) Attributable to ChipMOS	(303.1)	(5,615.5)	(4,418.7)	(7,270.3)	(282.6)	(4,550.3)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(3.89)	(66.88)	(55.84)	(86.66)	(3.63)	(57.50)

Shares Outstanding (in thousands)-Basic	77,885	83,964	79,137	83,894	77,885	79,137

Net Income (Loss) Attributable to ChipMOS -Diluted	(1,000.4)	(5,615.5)	(5,121.7)	(7,270.3)	(970.2)	(4,909.2)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(10.54)	(66.88)	(57.54)	(86.66)	(10.23)	(59.15)

Shares Outstanding (in thousands)-Diluted	94,866	83,964	89,015	83,894	94,866	82,996

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS

TO NON-GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS (UNAUDITED)

For the Three Months Ended Dec. 31, 2009 and Year Ended Dec. 31, 2009

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months and the year ended Dec. 31, 2009 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss), which is US GAAP net income (loss) adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) and non-GAAP net income (loss) per share to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended Dec. 31, 2009	Year ended Dec. 31, 2009
US GAAP Net Income (Loss) Attributable to ChipMOS-Basic	(8.8)	(142.4)
US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted	(30.4)	(153.7)

Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	(1.6)	(1.6)
Amortization of discount on convertible notes(3)	0.4	2.9

Total Special Items	(1.2)	1.3

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Basic	(10.0)	(141.1)

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Diluted	(30.4)	(150.9)

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.11)	(1.80)

Adjustment for special items	(0.02)	0.02

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.13)	(1.78)

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.32)	(1.85)

Adjustment for special items	—	0.03

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.32)	(1.82)

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.95 against US$1.00 as of Dec. 31, 2009. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such expense does not have any impact on cash available to the Company.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Dec. 31, 2009 and Year Ended Dec. 31, 2009

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended Dec. 31, 2009	Year ended Dec. 31, 2009
Net Revenue	112.4	380.3
Cost of Revenue	127.3	491.1

Gross Profit (Loss)	(14.9)	(110.8)

Other Operating Incomes	(0.6)	3.0
Operating Expenses
Research and Development	3.1	11.7
Sales and Marketing	(2.4)	17.6
General and Administrative	5.6	22.4
Other Operating Expenses	1.3	2.3

Total Operating Expenses	7.6	54.0

Income (Loss) from Operations	(23.1)	(161.8)

Non-Operating Income (Expenses), Net(2)	8.9	1.4

Income (Loss) before Income Tax(2)	(14.2)	(160.4)

Income Tax Benefit (Expense)	4.0	14.2

Net Income (Loss)(2)	(10.2)	(146.2)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	0.2	5.1

Net Income (Loss) Attributable to ChipMOS-Basic (2)	(10.0)	(141.1)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic(2)	(0.13)	(1.78)

Shares Outstanding (in thousands)-Basic	77,885	79,137

Net Income (Loss) Attributable to ChipMOS -Diluted(2)	(30.4)	(150.9)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted(2)	(0.32)	(1.82)

Shares Outstanding (in thousands)-Diluted	94,866	82,996

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.95 against US$1.00 as of Dec. 31, 2009. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash income for changes in the fair value of the embedded derivative liabilities of NT$50.7 million or US$1.6 million and amortization of discount on convertible notes of NT$13.4 million or US$0.4 million for the three months ended Dec. 31, 2009 and non-cash income for changes in the fair value of the embedded derivative liabilities of NT$50.7 million or US$1.6 million, and the amortization of discount on convertible notes of NT$92.3 million or US$2.9 million for the year ended Dec 31, 2009. Please see “Reconciliation of US GAAP Net Income (Loss) to Non-GAAP Net Income (Loss) (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Dec. 31, Sep. 30, 2009 and Dec. 31, 2008

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Dec. 31, 2009 (Unaudited)	Sep. 30, 2009 (Unaudited)	Dec. 31, 2008 (Audited)	Dec. 31, 2009 (Unaudited)	Sep. 30, 2009 (Unaudited)	Dec. 31, 2008 (Audited)
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	121.6	147.8	208.2	121.6	147.8	208.2
Financial Assets at Fair Value Through Profit or Loss	3.7	3.6	3.2	3.7	3.6	3.2
Available-for-Sale Financial Assets	—	—	—	3.1	3.1	3.1
Held-to-Maturity Financial Assets	—	—	7.8	—	—	7.8
Investments with no Active Market	3.1	3.1	3.1	—	—	—
Accounts and Notes Receivable	77.3	71.3	47.1	77.3	71.3	47.1
Inventories	27.0	24.3	31.4	27.0	23.1	30.3
Other Current Assets	31.2	34.2	27.6	31.0	34.1	27.5

Total Current Assets	263.9	284.3	328.4	263.7	283.0	327.2

Long-Term Investments	6.9	7.3	13.7	6.9	7.3	13.7

Property, Plant & Equipment-Net	650.0	615.1	740.4	640.8	606.4	733.2
Intangible Assets	3.2	3.3	3.4	3.2	3.3	3.4
Other Assets	26.1	23.0	23.4	28.0	24.9	22.9

Total Assets	950.1	933.0	1,109.3	942.6	924.9	1,100.4

LIABILITIES
Current Liabilities
Short-Term Bank Loans	74.0	84.6	85.9	74.0	84.6	85.9
Current Portion of Long-Term Debts	74.3	102.2	192.4	74.3	101.9	189.6
Accounts Payable and Payables to Contractors and Equipment Suppliers	29.4	25.0	22.8	29.4	25.0	22.8
Other Current Liabilities	38.9	32.1	34.5	38.9	32.1	34.5

Total Current Liabilities	216.6	243.9	335.6	216.6	243.6	332.8
Long-Term Liabilities
Long-Term Debts	418.7	365.2	307.7	418.7	365.2	307.7
Other Liabilities	3.3	3.3	10.8	12.0	11.5	16.9

Total Liabilities	638.6	612.4	654.1	647.3	620.3	657.4

EQUITY
Shareholders’ Equity
Capital Stock	0.9	0.9	0.9	0.9	0.9	0.9
Deferred Compensation	(0.3)	(0.4)	(0.8)	(0.4)	(0.6)	(1.3)
Capital Surplus	402.5	402.0	400.1	394.1	393.5	390.8
Retained Earnings (Accumulated Loss)	(169.5)	(160.0)	(31.2)	(168.3)	(159.4)	(25.9)
Treasury Stock	(2.6)	(2.6)	(0.1)	(2.6)	(2.6)	(0.1)
Cumulated Translation Adjustments	12.7	12.9	13.6	12.7	12.9	13.6
Unrecognized Pension Cost	—	—	—	(7.1)	(6.4)	(6.4)

Total Shareholders’ Equity	243.7	252.8	382.5	229.3	238.3	371.6

Noncontrolling Interests(2)	67.8	67.8	72.7	66.0	66.3	71.4

Total Equity	311.5	320.6	455.2	295.3	304.6	443.0

Total Liabilities & Equity	950.1	933.0	1,109.3	942.6	924.9	1,100.4

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.95 against US$1.00 as of Dec. 31, 2009. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present such noncontrolling interests as equity for all periods presented.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Dec. 31, Sep. 30, 2009 and Dec. 31, 2008

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Dec. 31, 2009 (Unaudited)	Sep. 30, 2009 (Unaudited)	Dec. 31, 2008 (Audited)	Dec. 31, 2009 (Unaudited)	Sep. 30, 2009 (Unaudited)	Dec. 31, 2008 (Audited)
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	3,884.8	4,723.0	6,651.9	3,884.8	4,723.0	6,651.9
Financial Assets at Fair Value Through Profit or Loss	119.0	115.6	102.1	119.0	115.6	102.1
Available-for-Sale Financial Assets	—	—	—	100.0	100.0	100.0
Held-to-Maturity Financial Assets	—	—	250.0	—	—	250.0
Investments with no Active Market	100.0	100.0	100.0	—	—	—
Accounts and Notes Receivable	2,469.9	2,278.2	1,506.1	2,469.9	2,278.2	1,506.1
Inventories	862.1	775.2	1,001.5	863.1	739.2	966.1
Other Current Assets	995.4	1,093.8	882.7	989.2	1,087.6	876.4

Total Current Assets	8,431.2	9,085.8	10,494.3	8,426.0	9,043.6	10,452.6

Long-Term Investments	220.0	232.8	437.8	220.0	232.8	437.8

Property, Plant & Equipment-Net	20,769.0	19,651.9	23,654.9	20,474.4	19,374.0	23,427.2
Intangible Assets	102.8	104.0	107.8	102.8	104.0	107.8
Other Assets	833.2	735.0	746.8	893.2	796.0	731.6

Total Assets	30,356.2	29,809.5	35,441.6	30,116.4	29,550.4	35,157.0

LIABILITIES
Current Liabilities
Short-Term Bank Loans	2,363.3	2,704.1	2,745.4	2,363.3	2,704.1	2,745.4
Current Portion of Long-Term Debts	2,375.2	3,265.6	6,145.3	2,375.2	3,255.9	6,056.6
Accounts Payable and Payables to Contractors and Equipment Suppliers	939.2	799.7	729.4	939.2	799.7	729.4
Other Current Liabilities	1,243.8	1,024.5	1,101.5	1,243.8	1,024.5	1,101.5

Total Current Liabilities	6,921.5	7,793.9	10,721.6	6,921.5	7,784.2	10,632.9
Long-Term Liabilities
Long-Term Debts	13,377.6	11,667.2	9,832.6	13,377.6	11,667.2	9,832.6
Other Liabilities	104.9	106.2	344.6	383.7	368.2	537.3

Total Liabilities	20,404.0	19,567.3	20,898.8	20,682.8	19,819.6	21,002.8

EQUITY
Shareholders’ Equity
Capital Stock	27.6	27.6	27.6	27.6	27.6	27.6
Deferred Compensation	(8.7)	(11.4)	(26.0)	(12.8)	(18.0)	(40.9)
Capital Surplus	12,860.1	12,845.4	12,784.1	12,591.4	12,573.5	12,485.5
Retained Earnings (Accumulated Loss)	(5,417.0)	(5,113.9)	(998.3)	(5,377.2)	(5,094.5)	(826.8)
Treasury Stock	(81.7)	(81.7)	(1.8)	(81.7)	(81.7)	(1.8)
Cumulated Translation Adjustments	404.5	411.7	433.7	404.5	411.7	433.7
Unrecognized Pension Cost	—	—	—	(225.6)	(204.9)	(204.8)

Total Shareholders’ Equity	7,784.8	8,077.7	12,219.3	7,326.2	7,613.7	11,872.5

Noncontrolling Interests(1)	2,167.4	2,164.5	2,323.5	2,107.4	2,117.1	2,281.7

Total Equity	9,952.2	10,242.2	14,542.8	9,433.6	9,730.8	14,154.2

Total Liabilities & Equity	30,356.2	29,809.5	35,441.6	30,116.4	29,550.4	35,157.0

Note:

(1)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present such noncontrolling interests as equity for all periods presented.